                                                -------------------------------
                                                / OMB APPROVAL                /
                                                -------------------------------
                                                / OMB Number:   3235-0145     /
                                                / Expires:  October 31,1994   /
                                                / Estimated average burden    /
                                                / hours per form ....... 14.90/
                                                 -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                            Excal Enterprises, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   300902103
        _______________________________________________________________
                                (CUSIP Number)

Gerald L. Fishman, Esq.
Fishman & Merrick, P.C.
30 North LaSalle Street, Suite 3500
Chicago, Illinois 60602                       Telephone: 312-726-1224
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 20, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 300902103                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EP Opportunity Fund, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               600,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                600,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                  600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  14.99%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                  00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 4

CUSP No. 300902103                                                 Page 3 of 4


This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.001 par value ("Common Stock"), of Excal Enterprises, Inc., a Delaware corporation (the "Company") previously filed by EP Opportunity Fund, L.L.C., a Delaware limited liability company ("EPOF"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3 is hereby amended to add the following information.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased by EPOF and reported in this Amendment No. 1 was $501,474. All of the funds required for these purchases were obtained from the general funds of EPOF.

Item 5 is hereby amended to add the following information.

Item 5.  Interest in Securities of the Issuer

     (a) EPOF owns 600,000 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 14.99% of the outstanding Common Stock of the Company. The percentages used in this paragraph are calculated based upon 4,001,594 outstanding shares of Common Stock of the Company, as of October 31, 1997, as reported in the Company's Form 10-QSB for the quarter ended September 30, 1997. Neither Eisenberg Partners nor Mr. Eisenberg beneficially own any Common Stock (other than the Common Stock beneficially owned by EPOF).

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by EPOF during the past 60 days. In each case, the transactions were effected through open-market purchases.

               Shares of Common Stock
Date                 Purchased               Price per Share

1/16/98                   2,300                   4.62
1/20/98                 110,848                   4.43

     Except as described above, none of EPOF, Eisenberg Partners or Mr. Eisenberg has effected any transactions in the securities of the Company during the past sixty days.

CUSP No. 300902103                                                 Page 4 of 4


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              EP   Opportunity Fund, L.L.C.
                              By:  Eisenberg Partners, L.L.C., Manager
   1/20/98                    By:  /s/  J. Eisenberg
  ---------                        ---------------------------------------
                                   Signature   Jeffrey Eisenberg, Manager

                                   Jeffrey Eisenberg, Manager
                                   ---------------------------------------
                                   Name/Title